Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158337

PROSPECTUS

BPZ RESOURCES, INC.

580 Westlake Park Boulevard, Suite 525

Houston, Texas 77079

(281) 556-6200

15,737,704 Shares of Common Stock

We are registering 15,737,704 shares of our common stock, all of which are being offered by the security holders listed under the heading “Selling Security Holders.” We will not receive any of the proceeds from the sales of common stock by the selling security holder. The selling security holders may sell its shares at prevailing market prices or privately negotiated prices. Our common stock was approved for listing on the American Stock Exchange (“AMEX”), under the symbol “BZP”, and trading commenced on January 12, 2007.  Following the acquisition of the AMEX by the NYSE Euronext in October 2008, our common stock began trading on the NYSE Alternext U.S., now known as the NYSE Amex, and our ticker symbol changed to “BPZ”.  As of April 24, 2009, the closing sale price of our common stock as reported on NYSE Amex was $5.40 per share.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 2 to read about factors you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2009

You should rely only on information contained in this prospectus and any prospectus supplement and those documents incorporated by reference herein. We have not authorized anyone else to provide you with different information. Neither we nor the selling security holders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

BPZ Resources, Inc.

BPZ Resources, Inc., a Texas corporation, is based in Houston, Texas with offices in Lima, Peru and Quito, Ecuador. Unless the context requires otherwise, references in this prospectus to “we”, “us”, “our” and “the Company” refer to BPZ Resources, Inc. and its subsidiaries.  We are focused on the exploration, development and production of oil and natural gas in Peru and Ecuador. We also intend to utilize part of our planned future natural gas production as a supply source for the complementary development of a Company owned gas-fired power generation facility in Peru.

We maintain a subsidiary registered in Peru through our wholly-owned subsidiary BPZ Energy, LLC, a Texas limited liability company, formerly BPZ Energy, Inc. (“BPZ — Texas”) and its subsidiary BPZ Energy International Holdings, L.P., a British Virgin Islands limited partnership. Currently, we have exclusive rights and license agreements for oil and gas exploration and production covering a total of approximately 2.4 million acres, in four blocks, in northwest Peru. Our license contracts cover 100% ownership of Block Z-1 (739,205 acres), Block XIX (472,860 acres), Block XXII (948,000 acres) and Block XXIII (248,000 acres). The Block Z-1 contract was signed in November 2001, the Block XIX contract was signed in December 2003 and Blocks XXII and XXIII contracts were signed in November 2007.  Our license contracts provide for an initial exploration period of seven and potentially up to thirteen years for Block Z-1 and seven and potentially up ten years for Blocks XIX, XXII and XXIII.  In addition, they require that we conduct specified activities on the Blocks during this period. If the exploration activities are successful, our total contract term can extend up to 30 years for oil exploration and production and up to 40 years for gas exploration and production. In the event a Block contains both oil and gas, as is the case in our Block Z-1, the 40 year term applies to oil exploration and production as well.

Additionally, through our wholly-owned subsidiary, SMC Ecuador Inc., a Delaware corporation, and its registered branch in Ecuador, we own a 10% non-operated working interest in an oil and gas producing property, Block 2, located in the southwest region of Ecuador (the “Santa Elena Property”). The license agreement covering the property extends through May 2016.

We are in the initial stages of developing our oil and natural gas reserves and have begun producing and selling oil from the CX-11 platform in the Corvina field of Block Z-1 under an extended well testing program. Additionally our activities in Peru include analysis and evaluation of technical data on our  Blocks, preparation of the development plans for the Blocks, including detailed engineering and design of the power plant and gas processing facilities, refurbishment of and designs for platforms to carry our drilling campaigns in the Corvina and Albacora fields in Block Z-1, procuring machinery and equipment for an extended drilling campaign, obtaining all necessary environmental and operating permits, bringing additional production on-line and securing the required capital and financing to conduct the current plan of operation.

At December 31, 2008, we had estimated net proved oil reserves of 17.2 MMBbls all of which were in the Corvina field in Block Z-1 located offshore northwest Peru. Of our total proved reserves, 4.2 MMBbls (25%) are classified as proved developed producing reserves and approximately 12.9 MMBbls (75%) are classified as proved undeveloped reserves. See “Supplemental Oil and Gas Disclosures (Unaudited)” in our consolidated financial statements in our Form 10-K for the year ended December 31, 2008 incorporated by reference herein for further information.

The table below sets forth net quantities of proved developed and undeveloped reserves of crude oil, standardized measure of future net cash flow and other information related to BPZ Resources, Inc.  The estimates of our reserves at December 31, 2008, are based on the report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), an independent reserve engineering firm, covering a portion of the Company’s Block Z-1 Corvina offshore field located in northwest Peru.

BPZ Resources, Inc. (As of December 31, 2008)(1)
Proved Developed Producing	4,223,398
Proved Undeveloped	12,930,405
Total Proved Reserves	17,153,803
Standardized Measure of Discounted Future Net Cash Flows, Discounted @ 10% (PV-10)(2)	$298,926,934

(1)           The Corvina oil reserves were based on data gathered from four wells (CX11-21XD, CX11-20XD, CX11-18XD and the CX11-14D) drilled from the CX-11 platform. The proved reserves were based on the oil-in-place within the area directly delineated by these four oil wells and NSAI estimated a recovery factor of approximately 25% for the proved reserves based on the good reservoir properties found in these wells.

(2)           Future income taxes have been estimated utilizing the tax rate applicable to the Standardized Measure of Discounted Future Net Cash Flows, using a discounted rate of 10% per annum, as of December 31, 2008.

Company Offices

Our principle executive offices are located at 580 Westlake Park Boulevard, Suite 525, Houston, Texas 77079 and our telephone number is (281) 556-6200. Our website address is www.bpzenergy.com. Information contained on our website does not constitute part of this prospectus.

Key Terms of the Offering

By means of this prospectus, the selling security holders are offering to sell up to 15,737,704 shares of common stock that they own.  We will not receive any proceeds from the sales of shares by the seller security holders.  We will pay for the cost of registering the shares of common stock being offered under this prospectus (the “Offering”).

RISK FACTORS

The purchase of our common stock is a substantial transaction involving a high degree of risk. Prior to making an investment decision, you should carefully consider, together with the other information contained in this prospectus, the following risk factors.

Investors should assume that if any of the following risks actually materialize, our business, financial condition or results of future operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

ITEM 1A.  RISK FACTORS

Risks Relating to the Oil and Natural Gas Industry, the Power Industry, and Our Business.

We have a limited operating history and have only engaged in start-up and development activities. We are in the initial stages of developing our oil and natural gas reserves and have recently begun producing and selling oil from our recent discoveries under an extended well test program.  We are also subject to all of the risks inherent in attempting to expand a relatively new business venture. Such risks include, but are not limited to, the possible inability to profitably operate our existing properties or properties to be acquired in the future, our possible inability to fully fund the development requirements of such properties and our possible inability to acquire additional properties that will have a positive effect on our operations. We can provide no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of our securities.  Accordingly, we are subject to the risk that because of these factors and other general business risks noted throughout these “Risk Factors,” we may, in particular, not be able to profitably execute our plan of operation.

We have not been profitable since we commenced operations and have a significant working capital deficit.  To date we have had limited revenue and limited earnings from operations.  As of December 31, 2008, we had a working capital deficit of approximately $30 million, and we may incur working capital deficits in the future.  We cannot provide any assurance that we will be profitable in the future or that we will be able to generate cash from operations or financings to fund working capital deficits.

We must comply with Peruvian legal and regulatory requirements to be able to produce and sell oil beyond the period of the current well test program. Our current well test program in the Corvina Field will likely end no later than May 31, 2010.  In particular, we are required to meet certain environmental and technical requirements before the end of the well test program in order to continue with commercial sales.  If we fail to meet these requirements before the end of the well test period, we could be required to cease production and discontinue commercial sales, which would have a materially adverse impact on our financial condition, our operations and our ability to execute our business plan.

As of December 31, 2008, approximately 75% of our estimated net proved reserves were undeveloped.  There can be no assurance that all of these reserves will ultimately be developed or produced.  We own rights to oil and gas properties that have limited or no development. There are no guarantees that our properties will be developed profitably or that the potential oil and gas resources on the property will produce as expected if they are developed.

Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations.  The reserve data assumes that we will make significant capital expenditures to develop our reserves.  We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards.  However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated.  We may not have or be able to obtain the capital we need to develop these proved reserves.

We require additional financing for the exploration and development of our foreign oil and gas properties and the construction of our proposed power generation facility, pipeline and gas processing facility. Since the merger with Navidec, Inc. (“Navidec”) on September 10, 2004 (the “Merger”), we have funded our operations with the net proceeds of approximately $197 million in various private and public offerings of our common stock, $15.5 million in convertible debt financing from the International Finance Corporation (“IFC”), and $15.0 million in a reserve-based lending facility with IFC. We have recently begun to generate revenues from operations. With these funds we have begun to implement our plans to develop our existing oil and gas properties, but we will need significant additional financing to fully implement our plan of operation. If we are unable to timely obtain adequate funds to finance our exploration and development, our ability to develop our oil and natural gas reserves may be limited or substantially delayed. Such limitations or delays could result in the potential loss of our oil and gas properties if we were unable to meet our obligations under the license agreements, which could, in turn, limit our ability to repay our debts. Inability to timely obtain funds also could cause us to delay, scale back or abandon our plans for construction of our power generation facility, pipelines, and gas processing facility.

Future amounts required to fund our foreign activities may be obtained through additional equity and debt financing, joint venture arrangements, the sale of oil and gas interests, and/or future cash flows from operations. However, adequate funds may not be available when needed or may not be available on favorable terms. The exact nature and terms of such funding sources are unknown at this time, and there can be no assurance that we will obtain such funding or have adequate funding available to finance our future operations.

Any failure to meet our debt obligations or the occurrence of a continuing default under our debt facility would adversely affect our business and financial condition.  Through our subsidiaries BPZ Exploración & Producción S.R.L. and BPZ Marine Peru S.R.L., as borrowers, we entered into a $15.0 million senior revolving debt facility with IFC in August 2008, which funded in October 2008. This is the first tranche of the proposed overall debt package with the IFC, and a commercial bank, which is expected to be a total of approximately $90.0 million once the second tranche has been finalized with the commercial bank.  Once the second tranche is closed, we expect the initial available borrowing capacity to be approximately $60.0 million, inclusive of the $15.0 million already closed and funded by the IFC. The current facility (and the additional senior debt, when and if closed) will be secured by the current proved oil reserves in our Corvina field in Block Z-1.

The debt facility provides for events of default customary for agreements of this type, including, among other things:

•                  payment breaches under any of the finance documents for the first and second tranche of the senior debt;

•                  failure to comply with obligations under the finance documents;

•                  representation and warranty breaches;

•                  expropriation of the assets, business or operations of any borrower;

•                  insolvencies of any borrower;

•                  certain attachments against the assets of any borrower;

•                  abandonment or extended business interruption of the Corvina Field or certain other petroleum assets for a period over 100 consecutive days or an aggregate of 120 days in any twelve month period;

•                  failure to maintain certain authorizations with respect to any financing documents with the IFC, the development and operation of the Corvina Field in Block Z-1, any additional petroleum assets under license contracts with Perupetro or certain other key agreements;

•                  revocation of any financing or security documents with the IFC or certain key agreements;

•                  defaults on certain liabilities;

•                  certain judgments against the borrower or any subsidiary;

•                  failure to make payment on any other liabilities in excess of $2 million;

•                  engagement in certain sanctionable, such as fraudulent, coercive or corrupt, practices; or

•                  restrictions enacted in Peru that could inhibit any payment a borrower is required to make under the financing documents with the IFC.

Upon the occurrence of an event of default or a specified change of control event, each lender under our debt facility may: (i) terminate all or part of the relevant facility; (ii) declare all or part of the principal amount of the loan, together with accrued interest, immediately due and payable;  (iii) declare all or part of the principal amount of the loan, together with accrued interest, payable on demand; or (iv) declare any and all of the security documents under the facility enforceable and exercise its rights under such documents, including rights of foreclosure against the collateral. In addition, if any borrower is liquidated or declared bankrupt, all loans and interest accrued on it or any other amounts due, will become immediately due and payable without notice.

The maximum amount available under this facility will be reduced by $2.5 million beginning on December 16, 2010 and every six months thereafter during the term of the Agreement.  The facility is subject to a semi-annual borrowing base determination based on the value of oil reserves. In the event the amount outstanding exceeds the re-determined borrowing base, we could be forced to repay a portion of our borrowings.  We may not have sufficient funds to make any required repayment. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings, we may be required to arrange new financing or sell a portion of our assets.

Our ability to meet our current and future debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control.  If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive, if it can be done at all.

Demand for oil and natural gas is highly volatile and current worldwide demand appears to be declining.  A substantial or extended decline in oil or natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations as well as our ability to meet our capital expenditure obligations and financial commitments to implement our business plan.  The worsening global economy has weakened oil demand.  A continued slowing of global economic growth will likely reduce demand for oil and natural gas, increase spare productive capacity and result in lower oil and natural gas prices, which will reduce our cash flow from operations.

Any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices.

Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices have declined significantly over the last two quarters of 2008 and may continue to decline.  In early July 2008, commodity prices reached levels in excess of $140.00 per Bbl of crude oil and $13.00 per Mcf for natural gas.  As of January 31, 2009, those prices were respectively $41.68 per Bbl and $4.40 per Mcf.  Oil and natural gas are commodities, and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. Those factors include:

•                  international political conditions (including wars and civil unrest);

•                  the domestic and foreign supply of oil and gas;

•                  the level of consumer demand;

•                  weather conditions;

•                  domestic and foreign governmental regulations and other actions;

•                  actions taken by the Organization of Petroleum Exporting Countries (OPEC);

•                  the price and availability of alternative fuels; and

•                  overall economic conditions.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil and natural gas we can produce economically, if any. A continuation of low or a further decline in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity, and may require a reduction in the carrying value of our oil and gas properties. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration and production costs and acquisition costs for additional properties and reserves may also increase.  We do not enter into hedging arrangements or use derivative financial instruments such as crude oil forward and swap contracts to hedge our risk associated with fluctuations in commodity prices.

Recent changes in the financial and credit market may impact economic growth, and combined with the recent volatility of oil and natural gas prices, may also affect our ability to obtain funding on acceptable terms or obtain funding under our proposed credit facilities.  Global financial markets and economic conditions have been, and continue to be, disrupted and volatile.  Accordingly, the equity capital markets have become exceedingly distressed.  These issues, along with significant asset write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain debt or equity capital funding.

In addition, we may be unable to close or obtain adequate funding under our proposed credit facilities because (i) our lending counterparties may be unwilling or unable to meet their funding obligations or (ii) our borrowing base under the proposed credit facilities is decreased as the result of a re-determination, reducing it due to lower oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for any other reason.

Due to these and possibly other factors, we cannot be certain funding will be available if needed, and to the extent required, on acceptable terms.  If funding is not available as needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our exploratory and development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Our future operating revenue is dependent upon the performance of our properties. Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of oil and gas and our ability to expand our operations through the successful implementation of our plans to explore, acquire and develop additional properties. The successful development of oil and gas properties requires an assessment of potential recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. No assurance can be given that we can produce sufficient revenue to operate our existing properties or acquire additional oil and gas producing properties and leases. We may not discover or successfully produce any recoverable reserves in the future, or we may not be able to make a profit from the reserves that we may discover. In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional third-party funding, if such funding can be obtained. Such options would possibly include debt financing, sale of equity interests in the Company, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such financing on a timely basis, we could be required to delay or scale back our operations. If such unavailability of funds continued for an extended period of time, this could result in the termination of our operations and the loss of an investor’s entire investment.

Our business involves many uncertainties and operating risks that may prevent us from realizing profits and can cause substantial losses. Our exploration and production activities may be unsuccessful for many reasons, including weather, the drilling of dry holes, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well will not ensure we will realize a profit on our investment. A variety of factors, including geological, regulatory and market-related factors, can cause a well to become uneconomical or only marginally economical. Our business involves a variety of operating risks, including:

•                  fires;

•                  explosions;

•                  blow-outs and surface cratering;

•                  uncontrollable flows of natural gas, oil and formation water;

•                  natural disasters, such as typhoons and other adverse weather conditions;

•                  pipe, cement, subsea well or pipeline failures;

•                  casing collapses;

•                  mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•                  abnormally pressured formations; or

•                  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

Experiencing any of these operating risks could lead to problems with any well bores, platforms, gathering systems and processing facilities, which could adversely affect any drilling operations we may commence. Affected drilling operations could further lead to substantial losses as a result of:

•                  injury or loss of life;

•                  severe damage to and destruction of property, natural resources and equipment;

•                  pollution and other environmental damage;

•                  clean-up responsibilities;

•                  regulatory requirements, investigations and penalties;

•                  suspension of our operations; or

•                  repairs to resume operations.

If any of these risks occur, we may have to curtail or suspend any drilling or production operations and we could have our sales of oil interrupted or suspended, which could have a material adverse impact on our financial condition, operations and ability to execute our business plan.

We conduct offshore exploration, exploitation and production operations off the coast of northwest Peru, all of which are also subject to a variety of operating risks peculiar to the marine environment. Such risks include collisions, allisions, groundings and damage or loss from adverse weather conditions or interference from commercial fishing activities. These conditions can cause substantial damage to facilities, tankers and barges, as well as interrupt operations. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

Disruption of services provided by our barges and tankers could temporarily impair our operations and delay delivery of our oil to be sold. We depend on our deck barge BPZ-01 to act as a tender for our offshore drilling operations in our Corvina field in Block Z-1. In addition, we have two barges under capital lease to use in support of our offshore oil production operations.  One barge is used as a FPSO and the other is currently being used as a floating oil storage facility (“FSO”).  In addition, we have time chartered a double hull tanker barge to transport crude oil from our offshore production and storage facilities in Corvina Field to the Talara refinery approximately 70 miles south of the platform where the oil is sold at current market prices under our current oil contract with Petroperu. These vessels are an important element in our strategy to control drilling, storage and transportation costs by allowing the use of existing platforms and avoiding the use of high-priced ships. Any disruption or delay of the services to be provided by our barges or tanker because of adverse weather conditions, accidents, mechanical failures, insufficient personnel or other events could temporarily impair our operations, delay implementation of our business plan, and increase our costs.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate.  Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the estimated quantities and present value of our reserves.  The process of estimating oil and natural gas reserves is complex.  It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors that may turn out to be inaccurate.  Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves shown or incorporated by reference in this prospectus.

In order to prepare our reserve estimates, our independent petroleum engineer must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary.  The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds.  Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates, and those variances may be material.  Any significant variance could materially affect the estimated quantities and present value of our reserves.  In addition, our independent petroleum engineer may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

One should not assume that the net present value of our proved reserves prepared in accordance with Commission guidelines referred to or incorporated by reference in this prospectus is the current market value of our estimated oil reserves.  We base the net present value of future net cash flows from our proved reserves on the date of estimate.  Actual future prices, costs, taxes and the volume of produced reserves may differ materially from those used in the net present value estimate.

The Commission currently permits oil and natural gas companies, in their public filings with the Commission, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The Commission’s guidelines strictly prohibit us from including “probable reserves” and “possible reserves” in such filings, although we may disclose such reserves in other disclosures not filed with the Commission. We also caution you that the Commission views such “probable” and “possible” reserves estimates as inherently unreliable and these estimates may be seen as misleading to investors unless the reader is an expert in the oil or natural gas industry.  Unless you have such expertise, you should not place undue reliance on these estimates.  Potential investors should also be aware that such “probable” and “possible” reserve estimates will not be contained in any “resale” or other registration statement filed by us that offers or sells shares on behalf of purchasers of our common stock and may have an impact on the valuation of the resale of the shares.  Except as required by applicable law, we undertake no duty to update this information and do not intend to update this information.

Future oil and natural gas declines or unsuccessful exploration efforts may result in significant charges or a write-down of our asset carrying values.  We follow the successful efforts method of accounting for our investments in oil and natural gas properties.  Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. Certain costs of exploratory wells are capitalized pending determinations that proved reserves have been discovered.  If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of our oil and natural gas properties, on a field basis, cannot exceed the estimated undiscounted future net cash flows of that field.  If net capitalized costs exceed undiscounted future net cash flows, we must write down the costs of each such field to our estimate of its fair market value.  Unproved properties are evaluated at the lower of cost or fair market value.  Accordingly, a significant decline in oil or natural gas prices or unsuccessful exploration efforts could cause a future write-down of capitalized costs.

We evaluate impairment of our proved oil and gas properties whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues.  Once incurred, a write-down of oil and natural gas properties cannot be reversed at a later date even if oil or natural gas prices increase.

Our management team has limited experience in the power generation business. Our plan of operation includes constructing power generation and gas processing facilities and pipelines in Peru and Ecuador.  However, the experience of our management team has primarily been in the oil and natural gas exploration and production industry and we have limited experience in the power generation business. We are initially relying on consultants and outside engineering and technical firms to provide the expertise to plan and execute the power generation aspects of our strategy and we have not yet hired all necessary full-time employees to manage this line of business. In addition, we are currently searching for a prospective joint venture partner to participate in our gas-to-power project.

Construction and operation of power generation and gas processing facilities and pipelines involve significant risks and delays that cannot always be covered by insurance or contractual protections. The construction of power generation and gas processing facilities and pipelines involve many risks, including:

•                  supply interruptions;

•                  work stoppages;

•                  labor disputes;

•                  social unrest;

•                  inability to negotiate acceptable construction, supply or other contracts;

•                  inability to obtain required governmental permits and approvals;

•                  weather interferences;

•                  unforeseen engineering, environmental and geological problems;

•                  unanticipated cost overruns;

•                  possible delays in the acquisition of necessary gas turbines;

•                  possible delays in connection with power plant construction;

•                  possible delays or difficulties in completing financing arrangements for the gas-to-power project; and

•                  possible difficulties or delays with respect to any necessary Peruvian regulatory compliance.

The ongoing construction and future operation of these facilities involve all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performances below expected levels of output or efficiency. We intend to maintain commercially reasonable levels of insurance where such insurance is available and cost-effective, obtain warranties from vendors and obligate contractors to meet certain performance levels. However, the coverage or proceeds of any such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expense and higher costs.

The success of our gas-to-power project depends, in part, on the existence and growth of markets for natural gas and electricity in Peru and Ecuador. Peru has a relatively well-developed and stable market for electricity, while the power market in Ecuador is not as well-developed or stable. Both countries rely on hydroelectric generating capacity for a significant portion of their power demand. Hydroelectric plants are much less expensive to operate than plants that utilize natural gas, but they are subject to variable output based on rainfall and reservoir levels. The majority of the non-hydroelectric or thermal power capacity in both countries consists of generating plants that utilize diesel or fuel oil, which are significantly more costly than natural gas at this time. Both countries have natural gas reserves and production, but neither has a well-developed natural gas infrastructure. Our immediate business plan relies on the continued stability of the power market in Peru (and Ecuador for the purpose of gas sales to third-party power producers in Ecuador), and our longer-term plans depend on the further development of the electricity market in Ecuador. We currently do not expect to complete our power plant until 2011. Our assessment of the future power market and demand in Peru and Ecuador could be inaccurate. We are subject to the risks that:

•                  relatively more favorable business conditions for hydroelectric plants, a material reduction in power demand or other competitive issues may adversely affect the demand and prices for the electricity that we expect to produce by the time the power plant is completed;

•                  our lifting costs could exceed the minimum wholesale power prices available, making the sale of our gas uneconomical;

•                  potential disruptions or changes to regulations of the natural gas or power markets in these countries could occur by the time our power plant is completed, or we may not receive the necessary environmental or other permits and governmental approvals to operate our power plant;

•                  although we plan to enter into long-term contracts to sell a significant part of our future power production, there can be no assurance that we will be successful in obtaining such contracts or that they will be on favorable terms; and

•                  we will also be subject to the general commercial issues related to being in the power business, including the credit-worthiness of, and collections from future customers and the ability to profitably operate our future power plants.

The geographic concentration of our properties in northwest Peru and southwest Ecuador subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting that region specifically. The geographic concentration of our properties in northwest Peru and southwest Ecuador and adjacent waters means that some or all of our properties could be affected by the same event should that region, for example, experience:

•                  severe weather (such as the effects of “El Niño,” which can cause excessive rainfall and flooding in Peru and Ecuador);

•                  delays or decreases in production, the availability of equipment, facilities or services;

•                  delays or decreases in the availability of capacity to transport, gather or process production; or

•                  changes in the political or regulatory environment.

Because all our properties could experience the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

Along with the general instability that comes from international operations, we face political and geographical risk specific to working in South America. Presently, all of our oil and gas properties are located in South America, specifically Peru and Ecuador. The success and profitability of our international operations may be adversely affected by risks associated with international activities, including:

•                                          economic, labor, and social conditions

•                                          local and regional political instability;

•                                          tax laws (including host-country export, excise and income taxes and U.S. taxes on foreign operations); and

•                                          fluctuations in the value of the U.S. dollar versus the local currencies in which oil and gas producing activities may be conducted.

This instability in laws, expenses of operations and fluctuations in exchange rates may make our assumptions about the economic viability of our oil and gas properties incorrect. If these assumptions are incorrect, we may not be able to earn sufficient revenue to cover our costs of operations.

Our operations in Peru and Ecuador involve substantial costs and are subject to certain risks because the oil and gas industry in Peru and Ecuador is less developed when compared to the United States. Because the oil and gas industry in Peru and Ecuador is less developed than in the United States, our drilling and development operations in many instances will take longer to complete and may cost more than similar operations in the United States. The availability of technical expertise, specific equipment and supplies may be more limited or costly in Peru and Ecuador than in the United States.  If we are unable to obtain or unable to obtain without undue cost drilling rigs, equipment, supplies or personnel, our exploitation and exploration operations could be delayed or adversely affected, which could have a material adverse effect on our business, financial condition or results of operations.  Furthermore, once oil and natural gas production is recovered, there are fewer ways to transport it to market for sale. Pipeline and trucking operations are subject to uncertainty and lack of availability. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. We expect that such factors will continue to subject our international operations to economic and operating risks that companies with domestic operations do not experience.

We are subject to numerous foreign laws and regulations of the oil and natural gas industry that can adversely affect the cost, manner or feasibility of doing business. Our operations are subject to extensive foreign laws and regulations relating to the exploration for and the development, production and transportation of oil and natural gas as well as electrical power generation.  Because the oil and gas industry in the countries in which we operate is less developed than elsewhere, changes in laws and interpretations of laws are more likely than in countries with a more developed oil and gas industry.  Future laws or regulations, as well as any adverse change in the interpretation of existing laws or our failure to comply with existing legal requirements may harm our results of operations and financial condition. In particular, there are indications that the current administration in Ecuador is likely to increase state intervention in the economy via new legislation and tightening control of areas such as energy, which could have a significant impact on our ability to operate in that country. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

•                  work program guarantees and other financial responsibility requirements;

•                  taxation;

•                  royalty requirements;

•                  customer requirements;

•                  operational reporting; and

•                  safety requirements.

Under these laws and regulations, we could be liable for:

•                  personal injuries;

•                  property and natural resource damages; and

•                  governmental infringements and sanctions.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts. The terms of each of our contracts with the government of Peru, including our Peruvian oil and gas license contracts require that we perform certain activities, such as seismic acquisition, processing and interpretations and the drilling of required wells in accordance with those contracts and agreements. We are also required to conduct environmental impact assessments and establish our ability to comply with environmental regulations.  Our failure to timely perform those activities as required could result in the suspension of our current production and sale of oil, the loss of our rights under a particular contract and/or the loss of the amounts we have posted as a guaranty for the performance of such activities, which would result in a significant loss to us.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”), and our failure to comply with the laws and regulations thereunder could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.  We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Since all of our oil and gas properties are in Peru and Ecuador, there is a risk of potential FCPA violations.  We have a FCPA policy and a limited compliance program designed to ensure that the Company, its employees and agents comply with the FCPA.  There is no assurance that such policy or program will work effectively all of the time or protect us against liability under the FCPA for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire.  Any violation of these laws could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

We are subject to complex environmental regulatory and permitting laws and regulations that can adversely affect the cost, manner and feasibility of our planned operations. The exploration for, and the development, production and sale of, oil and gas in South America are subject to extensive environmental laws and regulations. Our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. For example, we are required to obtain an environmental permit or approval from the government in Peru prior to conducting seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters offshore of Peru, where we intend to conduct future oil and gas operations. We are also required to comply with numerous environmental regulations in order to continue commercial sales of oil beyond the well test period currently in effect in Block Z-1, which will likely be required to be concluded by or before May 31, 2010.  Additionally, environmental laws and regulations promulgated in Peru impose substantial restrictions on the use of natural resources, interference with the natural environment, location of facilities, handling and storage of hydrocarbons, use of radioactive material, disposal of waste, emission of noise and other activities. The laws create additional monitoring and reporting obligations in the event of any spillage or unregulated discharge of hydrocarbons. Failure to comply with these laws and regulations also may result in the suspension or termination of our planned drilling operations and subject us to administrative, civil and criminal penalties.

Our current permits and authorizations and our ability to get future permits and authorizations may, over time, be susceptible to increased scrutiny, resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we may experience delays in obtaining permits and authorizations in Peru and Ecuador necessary for our operations, including those required to continue commercial sales of oil beyond the well test period, which will likely be required to be concluded by or before May 31, 2010. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations. Moreover, these laws and regulations could change in ways that substantially increase our costs. These laws and regulations have changed in the past and have generally imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly higher than those we currently anticipate, thereby increasing our overall costs. Failure to comply with new regulations could cause us to suspend or terminate certain operations or subject us to administrative, civil or criminal penalties. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and our ability to implement our plan of operation.

Compliance with, or breach of, laws relating to the discharge of materials into, and the protection of, the environment can be costly and could limit our operations. As an owner or lessee and operator of oil and gas properties in Peru and Ecuador, we are subject to various national, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations, subject the owner or lessee to liability for pollution damages and other environmental damages, and require suspension or cessation of operations in affected areas or related sales of oil and gas.

We have established practices for continued compliance with environmental laws and regulations and we believe the costs incurred by these policies and procedures so far have been necessary business costs in the oil and gas industry. However, there is no assurance that changes in or additions to laws or regulations regarding the protection of the environment will not increase such compliance costs, or have a material adverse effect upon our capital expenditures, earnings or competitive position.

Our oil and gas operations involve substantial costs and are subject to various economic risks. Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. We also face the risk that the oil and/or gas reserves may be less than anticipated, that we will not have sufficient funds to successfully drill on the property, that we will not be able to market the oil and/or gas due to a lack of a market and that fluctuations in the prices of oil and/or gas will make development of those leases uneconomical. This could result in a total loss of our investments made in our operations.

Competition for oil and natural gas properties and prospects is intense; many of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects. We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel and equipment. In addition, changes in Peruvian government regulation have enabled multinational and regional companies to enter the Peruvian energy market. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. Competition in our business activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. For example, if several companies are interested in an area, Perupetro (a state company responsible for promoting and overseeing the investment of hydrocarbon exploration and exploitation activities in Peru) may choose to call for bids, either through international competitive biddings or through private bidding processes by invitation, and award the contract to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the divesting practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

The loss of senior management or key technical personnel could adversely affect us. We have engaged certain members of management who have substantial and unique expertise in the type of endeavors we presently conduct and the geographical areas in which we conduct them. We do not maintain any life insurance against the loss of any of these individuals. To the extent their services become unavailable, we will be required to retain other qualified personnel. There can be no assurance we will be able to recruit and hire qualified persons upon acceptable terms.  Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. In the event that the services of our current technical personnel become unavailable, we will need to hire qualified personnel to take their place. No assurance can be given that we will be able to recruit and hire such persons on acceptable terms.  Inability to replace lost members of management or personnel may adversely affect us.

Insurance does not cover all risks. Exploration for, and production of, oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, formations, injury to persons, loss of life, or damage to property or the environment. As a result, we presently maintain insurance coverage in amounts consistent with our business activities and to the extent required by our license contracts. Such coverage includes certain physical damage to the Company’s and third parties’ property, hull and machinery, protection and indemnity, employer’s liability, comprehensive third party general liability, workers compensation and certain pollution and environmental risks. However, we are not fully insured against all risks in all aspects of our business, such as political risk, civil unrest, war, business interruption, environmental damage and reservoir loss or damage. Further, no such insurance coverage can insure for all operational or environmental risks. The occurrence of an event that is not insured or not fully insured could result in losses to us. For example, uninsured or under insured environmental damages, property damages or damages related to personal injuries could divert capital needed to implement our plan of operation. If any such uninsured losses are significant, we may have to curtail or suspend our drilling operations until such time as replacement capital is obtained, if ever, and this could have a material adverse impact on our financial position.

We may not be able to replace our reserves. Our future success will depend upon our ability to find, acquire and develop oil and gas reserves that are economically recoverable. Any reserves we develop will decline as they are produced unless we are able to conduct successful revitalization activities, or are able to acquire properties containing proven reserves, or both. To develop reserves and achieve production, we must implement our development and production programs, identify and produce previously overlooked or by-passed zones and shut-in wells, acquire additional properties or undertake other replacement activities. We can give no assurance that our planned development, revitalization, and acquisition activities will result in significant reserves replacement or that we will have success in discovering and producing reserves at economical exploration and development costs. We may not be able to locate geologically satisfactory property, particularly since we will be competing for such property with other oil and gas companies, most of which have much greater financial resources than we do. Moreover, even if desirable properties are available to us, we may not have sufficient funds with which to acquire or develop them.

Risks Relating to this Offering

Investor profits, if any, may be limited for the near future. In the past, we have never paid a dividend. We do not anticipate paying any dividends in the near future. Accordingly, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses. We have not been profitable and have accumulated deficits of operations totaling $67.9 million through December 31, 2008. To date we have had limited revenue and no earnings from operations.  There can be no assurances that sufficient revenue to cover total expenses can be achieved until, if at all, we fully implement our operational plan.

Additional infusions of capital may have a dilutive effect on existing shareholders. To finance our operations we may sell additional shares of our common stock.  Our certificate of formation does not provide for preemptive rights. We currently have $222 million in common stock available under an effective shelf registration statement, which we may sell from time to time in one or more offerings pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods.  Any additional equity financing that we receive may involve substantial dilution to our then-existing shareholders. Furthermore, we may issue common stock to acquire properties, assets, or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced. In addition, we are authorized to issue up to 25,000,000 shares of preferred stock, the rights and preferences of which may be designated by our Board of Directors. If we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock.

Shares eligible for future sale by our current shareholders may impair our ability to raise capital through the sale of our stock. As of December 31, 2008, we had 78,748,390 shares of common stock issued and outstanding. In addition, we have outstanding 3,894,348 shares of other potentially dilutive securities, which mainly consist of options granted under our 2005 Long-Term Incentive Compensation Plan, as amended and restated.  We also have an additional 2,514,450 shares of common stock allocated under our 2007 Long-Term Incentive Compensation Plan and our 2007 Directors’ Compensation Incentive Plan.  The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease and thus could impair our ability to raise capital through the sale of our equity securities.

We are controlled by our officers, directors and entities affiliated with them. In the aggregate, our management and directors own or control approximately 22.2% of our common stock issued as of December 31, 2008. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of us that some shareholders may favor.  Our certificate of formation and bylaws contain provisions that, either alone or in combination with the provisions of Texas law described below, may have the effect of delaying or making it more difficult for another person to acquire us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•                  A board of directors classified into three classes of directors with each class having staggered, three-year terms.  As a result of this provision, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors.

•                  The board’s authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock.  To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change in control.

•                  Our shareholders cannot act by less than unanimous written consent and must comply with the provisions of our bylaws requiring advance notification of shareholder nominations and proposals.  These provisions could have the effect of delaying or impeding a proxy contest for control of us.

•                  Provisions of Texas law, which we did not opt out of in our certificate of formation, that restrict business combinations with “affiliated shareholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our shareholders receiving a premium over the then current market price of our common stock.

The market price and trading volume of our common stock may be volatile.  The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur.  If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which the shares were acquired.  We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.  Some of the factors that could adversely affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•                  actual or anticipated fluctuations in our results of operations;

•                  failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;

•                  success of our operating strategies;

•                  decline in the stock price of companies that are our peers;

•                  realization of any of the risks described in this section; or

•                  general market and economic conditions.

Because we are a relatively new public company, these fluctuations may be more significant for us than they would be for a company whose stock has been publicly traded over an extended period of time.

In addition, the stock market has experienced in the past, and may in the future experience extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of our common stock, regardless of our actual operating performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, which concern our business. Such statements are not guarantees of future performance, and actual results could differ materially from those expressed or implied in such statements as a result of certain factors, including those set forth in “Risk Factors” in this prospectus and those discussed in the documents we have incorporated by reference. In some cases, you can identify forward looking statement by terms such as, “may,” “will,” “should,” “could,” would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments we expect, believe, intend or anticipate will or may occur in the future, including the following matters, are forward looking statements:

•                  our ability to satisfy any foreign governmental requirements affecting the license and other rights we have in oil and gas properties;

•                  our ability to obtain sufficient financing to continue initial drilling operations and complete our gas-to-power project;

•                  our ability to discover, develop and produce economic quantities of oil and gas on our properties;

•                  capital costs of drilling and completing wells;

•                  capital costs of building other related production or gathering facilities;

•                  the availability of contract operators and drillers;

•                  the continued demand for crude oil and natural gas; and

•                  the expansion and growth of our operations.

These statements are based on certain assumptions and analyses made by us in light of our experience and our understanding of the industry. Such statements are subject to a number of assumptions including the following:

•                  risks and uncertainties, including the risk factors in this prospectus;

•                  general economic and business conditions;

•                  the business opportunities that may be presented to and pursued by us;

•                  changes in laws or regulations, including foreign laws and regulations that may impact us, and other factors, many of which are beyond our control; and

•                  ability to obtain financing under favorable conditions.

The cautionary statements contained or referred to or incorporated by reference in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of common stock under this prospectus. We will not receive any of the proceeds from the sales of common stock by the selling shareholders.

SELLING SECURITY HOLDERS

The following table shows for each selling security holder:

•                  the number of shares of common stock beneficially owned by him or her,

•                  the number of shares of common stock covered by this prospectus, and

•                  the number of shares of common stock to be retained after this offering, if any, assuming the selling security holders sell the maximum number of shares (and percentage of outstanding shares of common stock owned after this offering, if more than 1%).

The selling security holders are not required, and may choose not, to sell any of their shares of common stock.

			Shares of	Shares of	Percentage of
		Shares of	Common	Common	Common
		Common Stock	Stock to Be	Stock	Stock
		Beneficially	Sold in	Beneficially	Beneficially
		Owned Before	Offering	Owned After	Owned After
Name of Beneficial Owner		Offering	(16)	Offering(1)	Offering(1)

Centennial Energy Partners, L.P.	(2)	4,670,394	3,511,594	1,158,800	1%

Centennial Energy Partners V, L.P.	(2)	2,893,430	1,458,230	1,435,200	2%

Hoyt Farm Partners, L.P.	(2)	1,261,137	1,261,137	—	—

Quadrennial Partners, L.P.	(2)	326,419	326,419	—	—

McKesson HBOC, Inc. Profit- Sharing Investment Plan (Nominee name: Flapper & Co)	(3)	96,200	86,900	9,300	*

American Bar Association Members Retirement Trust and the American Bar Association Members Pooled Trust for Retirement Plans (Nominee name: Piratehook & Co)	(3)	250,600	233,000	17,600	*

Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Small Cap 2000 Portfolio (Nominee name: Glasswind & Co)	(3)	310,800	290,300	20,500	*

United of Omaha Small Company Fund (Nominee name: MG Trust Company FBO Mutual of Omaha)	(3)	318,900	298,200	20,700	*

Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Small Cap 2000 Portfolio (Nominee name: Finwell & Co)	(3)	820,900	764,000	56,900	*

WMP (Australia) Global Smaller Companies Equity Portfolio (Nominee name: Cudd & Co)	(3)	24,400	10,200	14,200	*

Telstra Superannuation Scheme (Nominee name: Hare & Co)	(3)	51,400	21,500	29,900	*

JBWere Global Small Companies Pooled Fund (Nominee name: Gerlach & Co)	(3)	100,000	42,500	57,500	*

Goldman Sachs JBWere Small Companies Pooled Fund (Nominee name: Hare & Co)	(3)	172,500	72,000	100,500	*

Talvest Global Small Cap Fund (Nominee name: Mac & Co)	(3)	14,300	5,700	8,600	*

TELUS Foreign Equity Active Beta Pool (Nominee name: Mac & Co)	(3)	15,900	6,800	9,100	*

TELUS Foreign Equity Active Alpha Pool (Nominee name: Mac & Co)	(3)	32,800	13,500	19,300	*

Province of British Columbia (Nominee name: Hare & Co)	(3)	254,000	127,500	126,500	*

Public Sector Pension Investment Board (Nominee name: Mac & Co)	(3)	341,200	139,500	201,700	*

Wellington Management Portfolios (Dublin) - Global Smaller Companies Equity Portfolio (Nominee name: Squidlake & Co)	(3)	39,200	16,000	23,200	*

The SEI U.S. Small Companies Fund (Nominee name: SEI U.S. Small Companies Fund C/O BBH & Co)	(3)	54,492	19,000	35,492	*

UBS Multi Manager Access - Global Smaller Companies (Nominee name: UBS Luxembourg SA C/O BBH & Co)	(3)	48,000	19,500	28,500	*

Small/Mid Cap Diversified AL.P.ha Fund (Nominee name: Hare & Co)	(3)	34,600	13,000	21,600	*

Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Smaller Companies Portfolio (Nominee name: Finwell & Co)	(3)	35,200	15,500	19,700	*

Radian Group Inc. (Nominee name: Ell & Co)	(3)	54,000	22,000	32,000	*

Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies (Nominee name: Kane & Co)	(3)	59,600	24,000	35,600	*

New York State Nurses Association Pension Plan (Nominee name: Ell & Co)	(3)	84,800	34,500	50,300	*

Seligman Global Smaller Companies Fund (Nominee name: Cudd & Co)	(3)	79,700	45,000	34,700	*

SEI Institutional Managed Trust - Small Cap Growth Fund (Nominee name: Hare & Co)	(3)	154,600	64,500	90,100	*

SEI Institutional Investments Trust - Small Cap Fund (Nominee name: Hare & Co)	(3)	170,100	70,500	99,600	*

Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio (Nominee name: Landwatch & Co)	(3)	190,500	77,500	113,000	*

Vantagepoint Discovery Fund (Nominee name: Cudd & Co)	(3)	171,300	85,500	85,800	*

Dow Employees’ Pension Plan (Nominee name: Kane & Co)	(3)	257,000	104,500	152,500	*

Lockheed Martin Corporation Master Retirement Trust (Nominee name: Ell & Co)	(3)	269,500	110,000	159,500	*

Oregon Public Employees Retirement Fund (Nominee name: Westcoast & Co)	(3)	283,000	115,500	167,500	*

SEI Institutional Investments Trust - Small/Mid Cap Fund (Nominee name: Hare & Co)	(3)	297,000	124,000	173,000	*

Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (Nominee name: Finwell & Co)	(3)	483,500	197,000	286,500	*

Palo Alto Global Energy Master Fund, L.P.	(4)	1,805,602	1,805,602	—	—

Iroquois Master Fund, Ltd.	(5)	820,000	820,000	—	—

GMO Global Active Equity Fund, L.P.	(6)	350,000	350,000	—	—

Ravenswood Investment Company L.P.	(7)	302,000	157,500	144,500	*

Ravenswood Investments III L.P.	(7)	125,835	67,500	58,335	*

Select Contrarian Value Partners, L.P.	(8)	241,250	241,250	—	—

Kaizen Fundamental Value Fund	(8)	8,750	8,750	—	—

Hopewell Capital LLC	(9)	742,667	190,000	552,667	*

Ironman Energy Master Fund	(10)	100,000	100,000	—	—

Petroleum Industry Research Associates, Inc. (PIRA)	(11)	150,000	150,000	—	—

Hudson Bay Overseas Fund, Ltd.	(12)	35,840	35,840	—	—

Hudson Bay Fund L.P.	(12)	20,160	20,160	—	—

Chestnut Ridge Partners, L.P.	(13)	33,922	33,922	—	—

Armstrong Equity Partners, L.P.	(14)	564,683	500,000	64,683	*

International Finance Corporation	(15)	9,622,519	1,430,700	8,191,819	9%

Totals		29,644,600	15,737,704	13,906,896	15%

* Less than 1%.

(1)	Assumes all shares of common stock offered hereby are sold. Based upon 94,486,094 shares outstanding as of April 24, 2009.

(2)

Based upon information provided to the Company by the selling security holder, Centennial Energy Partners L.L.C. as General Partner and Peter K. Seldin as Managing Member have voting power and investment power over the shares of common stock. Centennial Energy Partners, L.L.C. and Peter K. Seldin may be deemed to share beneficial ownership over the shares of common stock.

(3)

Based upon information provided to the Company by the selling security holder, Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(4)

Based upon information provided to the Company by the selling security holder, Messrs. William L. Edwards and Anthony Joon Yun have voting power and investment power over the shares of common stock. Messrs. Edwards and Yun disclaim beneficial ownership of the common stock held by the selling security holder.

(5)

Based upon information provided to the Company by the selling security holder, Mr.  Joshua Silverman, acting as Director, has voting power and investment power over the shares of common stock. Mr. Silverman disclaims beneficial ownership of the common stock held by the selling security holder.

(6)

Based upon information provided to the Company by the selling security holder, GMO Investment Partners LLC as General Partner and Grantham, Mayo, Van Otterloo & Company LLC as Managing Member have voting and investment power over the shares of common stock.

(7)

Based upon information provided to the Company by the selling security holder, Messrs.  Robert E. Robotti and Kenneth R. Wasiak have voting power and investment power over the shares of common stock. The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(8)

Based upon information provided to the Company by the selling security holder, Mr. David W. Berry, acting as Manager of the General Partner, has voting power and investment power over the shares of common stock.

(9)	Based upon information provided to the Company by the selling security holder, Mr. Richard Adelaar, acting as Managing Director, has voting power and investment power over the shares of common stock.

(10)	Based upon information provided to the Company by the selling security holder, Mr. G. Bryan Dutt, acting as Managing Director, has voting power and investment power over the shares of common stock.

(11)	Based upon information provided to the Company by the selling security holder, Mr. Gary N. Ross, acting as CEO, has voting power and investment power over the shares of common stock.

(12)

Based upon information provided to the Company by the selling security holder, Messrs. Sander Gerber, Yoav Roth and Charles Winkler share voting and investment power over these shares of common stock. Each of Sander Gerber, Yoav Roth and Charles Winkler disclaim beneficial ownership over the securities held by Hudson Bay LP and Hudson Bay Overseas Fund, Ltd. The selling stockholder acquired these securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(13)	Based upon information provided to the Company by the selling security holder, Mr. Kenneth Pasternak has voting power and investment power over the shares of common stock.

(14)	Based upon information provided to the Company by the selling security holder, Mr. Brad Shoup, Chief Investment Officer, has voting power and investment power over the shares of common stock.

(15)	Based upon information provided to the Company by the selling security holder, Mr. Lars Thunell — Executive Vice President has voting power and investment power over the shares of common stock.

(16)

The selling security holders acquired the shares of common stock to be sold in this offering in a private placement of our shares to accredited investors pursuant to Stock Purchase Agreements dated February 19, 2009.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling security holder” includes any donees, pledgees, transferees or other successors in interest who will hold the selling security holders’ shares after the date of this prospectus. We are paying the costs, expenses and fees of registering the common stock, but the selling security holders will pay any underwriting or brokerage commissions and similar selling expenses relating to the sale of the shares of common stock.

The selling security holders may sell, from time to time, any or all of their shares of our common stock on the NYSE Amex or such other applicable stock exchange, market or trading facility on which our shares are then traded or in private transactions. A selling security holder may sell his or her shares at prevailing market prices or privately negotiated prices.

The selling security holders may sell some or all of their common stock through:

•                  ordinary brokers’ transactions which may include long or short sales;

•                  transactions involving cross or block trades or otherwise;

•                  purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

•                  market makers or into an existing market for our common stock;

•                  other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•                  transactions in options, swaps or other derivatives; or

•                  any combination of the selling options described in this prospectus, or by any other legally available means.

The selling security holders may enter into hedging transactions with broker-dealers who may engage in short sales of our common stock in the course of hedging the positions they assume. The selling security holders also may enter into option or other transactions with broker-dealers that require the delivery of the common stock by those broker-dealers. Thereafter, the shares may be resold under this prospectus.

We will pay the costs and expenses of the registration and offering of the common stock offered hereby.  We will not pay any underwriting fees, discounts and selling commissions with respect to a selling security holder’s sale of its common stock, which will be paid by such selling security holder.  Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents.  If any broker-dealer purchases the securities as principal, it may effect resales of the securities  from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

The selling security holders and any broker-dealers involved in the sale or resale of our common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If any selling security holder or any broker-dealer qualifies as an “underwriter,” they will be subject to the prospectus delivery requirements of Rule 153 of the Securities Act, which may include delivery through the facilities of the NASD.

In conjunction with sales to or through brokers, dealers or agents, the selling security holders may agree to indemnify them against liabilities arising under the Securities Act. We know of no existing arrangements between the selling security holders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock.

In addition to selling their shares of common stock under this prospectus, the selling security holders may:

•                  transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

•                  in some cases, sell their common stock under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144.

We have advised the selling security holders that during the time each is engaged in a distribution of the shares covered by this prospectus, each is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any shares which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our shares in connection with the distribution of our shares. We have further advised selling security holders who may be “affiliated purchasers” of ours that they must coordinate their sales under this prospectus with each other and us for purposes of Regulation M. All of the foregoing may affect the marketability of the shares offered in this prospectus.

We will amend or supplement this prospectus as required by the Securities Act.

PRICE RANGE OF OUR COMMON STOCK

On April 24, 2009, we had 94,486,094 shares of common stock outstanding, beneficially held by approximately 14,790 holders.  Our common stock is listed on the NYSE Amex under the symbol “BPZ.”

The closing price of our common stock on April 24, 2009, as reported on the NYSE Amex, was $5.40 per share.  The following table shows the high and low intraday sales prices of our common stock during 2007, 2008, and the first quarter of 2009 through April 24, 2009:

	High	Low
2007
First Quarter	$6.16	$3.60
Second Quarter	7.95	5.55
Third Quarter	8.00	4.14
Fourth Quarter	13.19	7.61
2008
First Quarter	23.20	10.51
Second Quarter	29.52	17.20
Third Quarter	29.88	12.00
Fourth Quarter	17.39	3.95
2009
First Quarter (through April 24, 2009)	9.18	2.25

LEGAL MATTERS

The validity of the shares of common stock registered in this offering will be passed upon for the selling security holders by the law firm of Seyfarth Shaw LLP, Houston, Texas.

EXPERTS

Our consolidated balance sheets as of December 31, 2008 and 2007 and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2008, incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2008 (filed March  2, 2009) have been audited by Johnson Miller & Co., CPA’s PC, independent registered public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

Certain estimates of proved oil reserves for us incorporated by reference herein were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the Commission.

The Company files annual, quarterly and current reports, proxy statements and other documents with the Commission under the Securities Act of 1934. Our file number is 001-12697. The public may read and copy any materials that we file with the Commission at the Commission’s Public Reference Room at Headquarters Office, 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-Commission-0330. Also, the Commission maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the Commission. The public can obtain any documents that we file electronically with the Commission at http://www.sec.gov. In addition, the Company maintains a website (www.bpzenergy.com) on which we also make available, free of charge, all of the Company’s above mentioned filings with the Commission, including Forms 3, 4 and 5 filed with respect to our equity securities under Section 16(a) of the Securities Act of 1934. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the Commission. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the Commission, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the Commission (except for those items furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K unless otherwise stated therein):

•                       Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 02, 2009.

•                       The description of our common stock contained in our Registration Statement on Form 8-A as originally filed with the Commission on January 10, 2007, as amended by our Form 8-K filed with the Commission on October 16, 2007, and any amendment or report that may be filed from time to time for the purpose of updating, changing or modifying the description of our common stock.

In addition, all documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may obtain copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing Corporate Secretary, BPZ Resources, Inc., 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079, or calling (281) 556-6200.

BPZ RESOURCES, INC.

15,737,704 Shares of Common Stock

PROSPECTUS

April 27, 2009

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Until July 27, 2009 (90 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be requested to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.